Form 1-A Issuer Information UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
OMB APPROVAL
OMB Number: 3235-0286
FORM 1-A
1-A: Filer Information Issuer CIK
Issuer CCC
DOS File Number
Offering File Number
FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933
0001924902

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Submission Contact Information
Name
Phone
E-Mail Address
3umph Studios

4708144738

biz@jeralclyde.com

1-A: Item 1. Issuer Information Issuer Infomation
Exact name of issuer as specified in the issuers charter
Jurisdiction of Incorporation / Organization Year of Incorporation
CIK
Primary Standard Industrial Classification Code
I.R.S. Employer Identification Number Total number of
full-time employees Total number of part-time employees
Issuer Infomation
Exact name of issuer as specified in the issuers charter
Jurisdiction of Incorporation / Organization Year of Incorporation

CIK
Primary Standard Industrial Classification Code
3umph Studios LLC

GEORGIA

2013

0001924902

MISCELLANEOUS PUBLISHING

46–2627161

2

2

GEORGIA

2013

MISCELLANEOUS PUBLISHING

I.R.S. Employer Identification Number Total number of full-time employees
Total number of part-time employees
Contact Infomation
Address of Principal Executive Offices Address 1
Address 2
City
State/Country
Mailing Zip/ Postal Code
Phone
46-2627161

2

2

1700 Northside Drive A7 1224

Atlanta

GEORGIA

30318

4708144738

Provide the following information for the person the Securities
and Exchange Commission's staff should call in
connection with any pre qualification review of
the offering statement.
Name
Address 1
Address 2
City
State/Country
Mailing Zip/ Postal Code Phone
3umph Studios LLC

1700 Northside Drive A7 1224

Atlanta

GEORGIA

30318

4708144738

Provide up to two e-mail addresses to which the
Securities and Exchange Commission's staff may send any
comment letters relating to the offering statement.
After qualification of the offering statement,
such e-mail addresses are not required to remain active.
Email Address
Financial Statements
biz@jeralclyde.com

Use the financial statements for the most recent
period contained in this offering statement to provide the
following information about the issuer. The following table
does not include all of the line items from the financial
statements. Long Term Debt would include notes payable, bonds,
mortgages, and similar obligations. To determine Total Revenues
for all companies selecting "Other" for their industry group,
refer to Article 5-03(b)(1) of Regulation S-X.
For companies selecting Insurance, refer to
Article 7-04 of Regulation S-X for calculation of
Total Revenues and paragraphs 5 and 7 of Article 7-04
for Costs and Expenses Applicable to Revenues.
Industry Group (select one)   Banking   Insurance   Other
Balance Sheet Information

Cash and Cash Equivalents
Investment Securities
Total Investments
Accounts and Notes Receivable Loans
$ 2250500.00

$ 200000.00

$

$ 2250500.00

$

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Property, Plant and Equipment
(PP&E): Property and Equipment
Total Assets
Accounts Payable and Accrued
Liabilities Policy Liabilities and Accruals
Deposits
Long Term Debt
Total Liabilities
Total Stockholders' Equity
Total Liabilities and Equity
$ 100000.00

$

$ 2250500.00

$ 640000.00

$

$

$ 0.00

$ 2250000.00

$ 2250500.00

$ 2250500.00

Statement of Comprehensive Income Information
Total Revenues
Total Interest Income
Costs and Expenses Applicable to Revenues
Total Interest Expenses
Depreciation and Amortization Net Income
Earnings Per Share — Basic Earnings Per Share — Diluted
$ 2250500.00

$

$ 2250500.00

$

$ 300.00

$ 2250500.00

$ 10.00

$ 0.00

Name of Auditor (if any) Unaudited
Outstanding Securities
Common Equity
Name of Class (if any) Common Equity Common Equity
Units Outstanding Common Equity CUSIP (if any):
Common Equity Units Name of Trading Center or
Quotation Medium (if any)
Preferred Equity
Preferred Equity Name of Class (if any)
Preferred Equity Units Outstanding
Common Stock A

100000

000000000

SEC

0

Preferred Equity CUSIP (if any)
Preferred Equity Name of Trading Center or Quotation Medium (if any)
Debt Securities
Debt Securities Name of Class (if any) Debt
Securities Units Outstanding Debt Securities CUSIP (if any):
Debt Securities Name of Trading Center or Quotation Medium (if any)

0

1-A: Item 2. Issuer Eligibility
Issuer Eligibility
Check this box to certify that all of the following
statements are true for the issuer(s)

Organized under the laws of the United States or
Canada, or any State, Province, Territory or possession thereof, or
the District of Columbia. Principal place of business is in the United
States or Canada.
Not a development stage company that either (a) has no
specific business plan or purpose, or (b) has indicated
that its business plan is to merge with an unidentified company or
companies.
Not an investment company registered or required to be
registered under the Investment Company Act of 1940.
Not issuing fractional undivided interests in oil or
gas rights, or a similar interest in other mineral rights.
Not issuing asset-backed securities as defined in
Item 1101 (c) of Regulation AB.
Not, and has not been, subject to any order of the
Commission entered pursuant to Section 12(j) of the
Exchange Act (15 U.S.C. 78l(j)) within five years before
the filing of this offering statement.
Has filed with the Commission all the reports it was
required to file, if any, pursuant to Rule 257 during

the two years immediately before the filing of the
offering statement (or for such shorter period that the
issuer was required to file such reports).
1—A: Item 3. Application of Rule 262
Application Rule 262
Check this box to certify that, as of the time of this
filing, each person described in Rule 262 of Regulation A
is either not disqualified under that rule or is
disqualified but has received a waiver of such disqualification.

Check this box if "bad actor" disclosure
under Rule 262(d) is provided in Part II of the offering statement.

1—A: Item 4. Summary Information Regarding
the Offering and Other Current or Proposed Offerings
Summary Infomation
Check the appropriate box to indicate
whether you are conducting a Tier 1 or Tier 2 offering
Check the appropriate box to indicate
whether the financial statements have been audited

Tier1   Tier2   Unaudited   Audited
Types of Securities Offered in this
Offering Statement (select all that apply)
Equity (common or preferred stock)
Security to be acquired upon exercise of
option, warrant or other right to acquire security
Does the issuer intend to offer the securities
on a delayed or continuous basis pursuant to Rule 251(d)(3)?
Does the issuer intend this offering to last
Yes No
more than one year? Yes No
Does the issuer intend to price this offering
after qualification pursuant to Rule 253(b)?
Will the issuer be conducting a best
Yes No
efforts offering? Yes No
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Has the issuer used solicitation of interest
communications in connection with the proposed offering?
Does the proposed offering involve the resale
of securities by affiliates of the issuer?
Number of securities offered
Number of securities of that class outstanding
Yes No
Yes No

100000

20000000

The information called for by this item below
may be omitted if undetermined at the time of
filing or submission, except that if a price range has been included
in the
offering statement, the midpoint of that range must be used to
respond.
Please refer to Rule 251(a) for the definition of aggregate offering
price or aggregate sales as used in this item. Please leave the field
blank if undetermined at this time and include a zero if a particular
item is not applicable to the offering.
Price per security
The portion of the aggregate offering price attributable
to securities being offered on behalf of the issuer
The portion of the aggregate offering price attributable
to securities being offered on behalf of selling securityholders
The portion of the aggregate offering price attributable
to all the securities of the issuer sold pursuant to a
qualified offering statement within the 12 months before the
qualification of this offering statement
The estimated portion of aggregate sales attributable to
securities that may be sold pursuant to any other qualified
offering statement concurrently with securities being
sold under this offering statement
Total (the sum of the aggregate offering price and
aggregate sales in the four preceding paragraphs)
$ 10.0000

$ 0.00

$ 0.00

$ 0.00

$ 0.00

$ 0.00

Anticipated fees in connection with this offering and names of service providers
Underwriters — Name of Service Provider Underwriters — Fees $

Sales Commissions — Name of Service Provider
Jeral Clyde Jr.

Sales Commissions — Fee $ 250000.03
Finders' Fees — Name of Service Provider Finders' Fees — Fees $

Accounting or Audit — Name of Service Provider

Accounting or Audit — Fees $
Legal — Name of Service Provider Legal — Fees $

Promoters – Name of Service Provider Promoters – Fees $

Blue Sky Compliance – Name of Service
ProviderBlue Sky Compliance – Fees $

CRD Number of any broker or dealer listed:
Estimated net proceeds to the issuer Clarification of responses (if
necessary)

$

1–A: Item 5. Jurisdictions in Which Securities are to be Offered
Jurisdictions in Which Securities are to be Offered
Using the list below, select the jurisdictions in which the issuer
intends to offer the securities
Selected States and Jurisdictions
ALABAMA
        ALASKA
        ARIZONA
        ARKANSAS

CALIFORNIA
        COLORADO

```
CONNECTICUT
DELAWARE
DISTRICT OF COLUMBIA
FLORIDA
GEORGIA
HAWAII
IDAHO
ILLINOIS
INDIANA
IOWA
KANSAS
KENTUCKY
LOUISIANA
MAINE
MARYLAND
MASSACHUSETTS
MICHIGAN
MINNESOTA
MISSISSIPPI
MISSOURI
MONTANA
NEBRASKA
NEVADA
NEW HAMPSHIRE
NEW JERSEY
NEW MEXICO
NEW YORK
NORTH CAROLINA
NORTH DAKOTA
OHIO
OKLAHOMA
OREGON
PENNSYLVANIA
PUERTO RICO
RHODE ISLAND
SOUTH CAROLINA
SOUTH DAKOTA
TENNESSEE
TEXAS
UTAH
VERMONT
VIRGINIA
WASHINGTON
WEST VIRGINIA
WISCONSIN
WYOMING
ALBERTA, CANADA
BRITISH COLUMBIA, CANADA
MANITOBA, CANADA
NEW BRUNSWICK, CANADA
```

NEWFOUNDLAND, CANADA
NOVA SCOTIA, CANADA
ONTARIO, CANADA
PRINCE EDWARD ISLAND, CANADA
QUEBEC, CANADA
SASKATCHEWAN, CANADA
YUKON, CANADA
CANADA (FEDERAL LEVEL)

Using the list below, select the jurisdictions in which
the securities are to be offered by underwriters, dealers or
sales persons or check the appropriate box
None
Same as the jurisdictions in which the
issuer intends to offer the securities

Selected States and Jurisdictions
ALABAMA
ALASKA
ARIZONA
ARKANSAS
CALIFORNIA
COLORADO
CONNECTICUT
DELAWARE
DISTRICT OF COLUMBIA
FLORIDA
GEORGIA
HAWAII
IDAHO
ILLINOIS
INDIANA
IOWA
KANSAS
KENTUCKY
LOUISIANA
MAINE
MARYLAND
MASSACHUSETTS
MICHIGAN
MINNESOTA
MISSISSIPPI
MISSOURI
MONTANA

```
NEBRASKA
NEVADA
NEW HAMPSHIRE
NEW JERSEY
NEW MEXICO
NEW YORK
NORTH CAROLINA
NORTH DAKOTA
OHIO
OKLAHOMA
OREGON
PENNSYLVANIA
PUERTO RICO
RHODE ISLAND
SOUTH CAROLINA
SOUTH DAKOTA
TENNESSEE
TEXAS
UTAH
VERMONT
VIRGINIA
WASHINGTON
WEST VIRGINIA
WISCONSIN
WYOMING
ALBERTA, CANADA
BRITISH COLUMBIA, CANADA
MANITOBA, CANADA
NEW BRUNSWICK, CANADA
NEWFOUNDLAND, CANADA
NOVA SCOTIA, CANADA
ONTARIO, CANADA
PRINCE EDWARD ISLAND, CANADA
QUEBEC, CANADA
SASKATCHEWAN, CANADA
YUKON, CANADA
CANADA (FEDERAL LEVEL)
```

Unregistered Securities Issued or
Sold Within One Year None
Unregistered Securities Act
(d) Indicate the section of the Securities
Act or Commission rule or regulation

relied upon for exemption from the
registration requirements of such Act and
state briefly the facts relied upon for such
exemption